Exhibit 8.1

List of Subsidiaries of Goldbelt Resources Ltd.

Subsidiary	Jurisdiction of Incorporation
Golbelt International LLC	Wyoming
521996 B.C. Ltd.	British Columbia, Canada
Goldbelt Management Services Inc.	Colorado
Resolute (West Africa) Limited	Jersey
Resolute (West Africa) Mining Company S.A.	Burkina Faso